UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

DIGITAL ALLY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25382P208

(CUSIP Number)

Christian J. Hoffmann, III

Securities Counsel

Digital Ally, Inc.

9705 Loiret Blvd.

Lenexa, KS 66219

(913) 814-7774

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P208

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stanton E. Ross

2.	Check the Appropriate Box is a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	US

Number of	7.	Sole Voting Power	407,563*
Shares
Beneficially	8.	Shared Voting Power
Owned by Each
Reporting	9.	Sole Dispositive Power	407,563*
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	407,563*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	7.5%

14.	Type of Reporting Person (See Instructions)	IN

*See Response to Item 5 below.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D is being filed by Stanton E. Ross, the reporting person. Mr. Ross filed an original Schedule 13D, dated February 13, 2008 (the “Original 13D”), as amended by Amendment No. 1 filed March 20, 2008 and Amendment No. 3 filed February 9, 2009.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

The title of the class of equity security to which this statement relates is common stock, $0.001 par value. The reporting person beneficially owns 285,688 shares of common stock and options exercisable to acquire 121,875 shares of common stock. Certain of the shares of common stock are subject to vesting provisions.

The issuer of the securities is Digital Ally, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 9705 Loiret Blvd., Lenexa, KS 66219.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

This Amendment No. 3 to Schedule 13D is being filed to update the stock ownership of the reporting person to reflect a grant of 65,000 shares of restricted common stock to the reporting person on May 12, 2016. This grant along with earlier grants of restricted common stock, a portion of which has vested, caused the reporting person’s beneficial ownership to exceed 5%. See Item 5(c) below. The information supplied in this Amendment No. 3 to Schedule 13D is provided as of May 27, 2016.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The reporting person beneficially owns 407,563 shares of common stock, including 285,688 shares of common stock and options exercisable to purchase 121,875 shares of common stock. The beneficial ownership of 407,563 shares would represent 7.5% of the issued and outstanding common stock of the Issuer. As of the date of this Amendment No. 3, a total of 150,000 shares of restricted common stock included in the foregoing totals is subject to vesting restrictions as set forth in paragraph (c) below. The reporting person has the power to vote these shares even though they are not vested. The reporting person has pledged 135,688 shares and options exercisable to purchase 121,875 shares of common stock with exercise prices ranging from $4.80 to $54.40 per share to an individual as collateral for personal loans.

(b) The reporting person has the sole power to vote and dispose of 285,688 shares, assuming that the 150,000 shares subject to vesting provisions in fact vest. If the reporting person exercised his vested options, he would have the sole power to vote and dispose of an additional 121,875 shares. The reporting person will be able to vote the shares of common stock underlying the options only if he exercises the options.

(c) On May 12, 2016 the Issuer awarded the reporting person 65,000 shares of restricted common stock. These shares vest one half on May 11, 2017 and one half on May 11, 2018, provided the reporting person remains an officer on each date. An additional 50,000 shares of restricted stock granted in 2015 and 35,000 shares granted in 2016 prior to May 12, 2016 are subject vesting provisions in subsequent periods, provided in all cases that the reporting person remains an officer of the Issuer.

(d) No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016	By:	/s/ Stanton E. Ross
Stanton E. Ross, Chairman of the Board, President and Chief Executive Officer

Digital Ally, Inc.

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